                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                 ----------

                                SCHEDULE 13G

          INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                          (Amendment No.       )*
                                         ------

                     GASONICS INTERNATIONAL CORPORATION
                     ----------------------------------
                              (Name of Issuer)

                                COMMON STOCK
                     ----------------------------------
                       (Title of Class of Securities)

                               367278 10 8
                     ----------------------------------
                              (CUSIP Number)

   *The remainder of this cover page shall be filled out for a reporting person's filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                              (Page 1 of 8 Pages)

CUSIP No. 367278 10 8                 13G                 Page  2  of  8  Pages
          ---------                                            ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Monte M. Toole
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power             1,206,729 shares
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power             1,312,999 shares held
                                           by the Monte M. Toole Family Limited
                                           Partnership, of which Monte Toole is
                                           the sole General Partner and
                                           therefore may be deemed to have
                                           shared voting power.
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power             1,206,729 shares
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power             1,312,999 shares held
                                           by the Monte M. Toole Family Limited
                                           Partnership, of which Monte Toole is
                                           the sole General Partner and
                                           therefore may be deemed to have
                                           shared dispositive power.
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,206,729
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*  /X/

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     8.9%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 367278 10 8                 13G                 Page  3  of  8  Pages
          ---------                                            ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Monte M. Toole Family Limited Partnership
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     California
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power             1,312,999 shares of which
                                           Mr. Monte Toole is the sole General
                                           Partner and, as such, may be deemed
                                           to have shared power to vote the
                                           shares.
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power             See response to row 5
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power             1,312,999 shares of which
                                           Mr. Monte Toole is the sole General
                                           Partner and, as such, may be deemed
                                           to have shared dispositive power of
                                           the shares.
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power             See response to row 7
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,312,999
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*  / /

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     9.7%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                            Page  4  of  8  Pages
                                 ---    ---


ITEM 1(A).  NAME OF ISSUER
            GaSonics International Corporation
-------------------------------------------------------------------------------


ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
            2540 Junction Avenue, San Jose, CA 95134
-------------------------------------------------------------------------------


ITEM 2(A).  NAME OF PERSON(S) FILING
            This statement is filed by Monte M. Toole and Monte M. Toole Family Limited Partnership (the "Partnership") sometimes collectively referred to as the "Reporting Persons."

            The Reporting Persons may be deemed to be a "group" for the purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules thereunder (the "Act"), although each expressly disclaims any assertion or presumption that it or any of the other persons on whose behalf this statement is filed constitutes a "group." The filing of this Statement and the Agreement attached as
            Exhibit 1 hereto should not be construed to be an admission that any of the Reporting Persons is a member of a "group" consisting of one or more persons.
-------------------------------------------------------------------------------


ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
            2540 Junction Avenue, San Jose, CA 95134
-------------------------------------------------------------------------------


ITEM 2(C).  CITIZENSHIP
            See row 4 of cover page for each entity
-------------------------------------------------------------------------------

                            Page  5  of  8  Pages
                                 ---    ---


ITEM 2(D).  TITLE OF CLASS OF SECURITIES
            Common Stock
-------------------------------------------------------------------------------


ITEM 2(E).  CUSIP NUMBER
            367278 10 8
-------------------------------------------------------------------------------


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

         Not Applicable

ITEM 4.  OWNERSHIP

    (a) Amount Beneficially Owned:
        See row 9 of cover page for each entity.
    ---------------------------------------------------------------------------

    (b) Percent of Class:
        See row 11 of cover page for each entity.
    ---------------------------------------------------------------------------

    (c) Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote
              See row 5 of cover page for each entity.
              -----------------------------------------------------------------
         (ii) shared power to vote or to direct the vote
              See row 6 of cover page for each entity.
              -----------------------------------------------------------------
        (iii) sole power to dispose or to direct the disposition of
              See row 7 of cover page for each entity.
              -----------------------------------------------------------------
         (iv) shared power to dispose or to direct the disposition of
              See row 8 of cover page for each entity.
              -----------------------------------------------------------------

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable

                            Page  6  of  8  Pages
                                 ---    ---


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         The Reporting Person may be deemed to be a "group" for the purposes of
         Section 13(d) and 13(g) of the Act and the rules thereunder, although each expressly disclaims any assertion or presumption that it or the other persons on whose behalf this statement is filed constitutes a "group." The filing of this statement should not be construed to be an admission that any of the Reporting Persons is a member of a "group" consisting of one or more persons.



ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable


ITEM 10. CERTIFICATION

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                            Page  7  of  8  Pages
                                 ---    ---

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 1997
              --

/s/ Monte M. Toole
----------------------------------------
Monte M. Toole


MONTE M. TOOLE FAMILY LIMITED PARTNERSHIP


By: /s/ Monte M. Toole, General Partner
   -------------------------------------
   Monte M. Toole, General Partner

                              Page  8  of  8  Pages
                                   ---    ---


                                    Exhibit 1

                       AGREEMENT RELATING TO JOINT FILING
                                 OF SCHEDULE 13G


          The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of GaSonics International Corporation shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.



Dated:  January 31, 1997
                --


/s/ Monte M. Toole
---------------------------------
Monte M. Toole



MONTE M. TOOLE FAMILY LIMITED
PARTNERSHIP


By:/s/ Monte M. Toole, General Partner
   -----------------------------------------
   Monte M. Toole, General Partner